Filed Pursuant to Rule 424(b)(3)
Registration No. 333-180356

RREEF PROPERTY TRUST, INC.
SUPPLEMENT NO. 19 DATED JANUARY 5, 2016
TO THE PROSPECTUS DATED APRIL 2, 2015

This document supplements, and should be read in conjunction with, our prospectus dated April 2, 2015. Unless otherwise defined herein, capitalized terms shall have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	our daily net asset value per share for our Class A shares and Class B shares for the month of December 2015;

•	the distribution declared by our board of directors for our Class A shares and Class B shares for the first quarter of 2016; and

•	an update to our prospectus regarding the third amended expense support agreement.

Historical NAV per Share
The following table sets forth the net asset value, or NAV, per share for the Class A and Class B shares of our common stock on each business day for the month of December 2015:

Date	NAV per Class A Share	NAV per Class B Share
December 1, 2015	$12.72	$12.82
December 2, 2015	$12.69	$12.79
December 3, 2015	$12.66	$12.77
December 4, 2015	$12.69	$12.80
December 7, 2015	$12.69	$12.80
December 8, 2015	$12.69	$12.80
December 9, 2015	$12.68	$12.79
December 10, 2015	$12.67	$12.77
December 11, 2015	$12.67	$12.77
December 14, 2015	$12.67	$12.78
December 15, 2015	$12.69	$12.79
December 16, 2015	$12.71	$12.82
December 17, 2015	$12.71	$12.82
December 18, 2015	$12.69	$12.80
December 21, 2015	$12.75	$12.86
December 22, 2015	$12.79	$12.90
December 23, 2015	$12.84	$12.94
December 24, 2015	$12.87	$12.97
December 28, 2015	$12.99	$13.08
December 29, 2015	$13.04	$13.15
December 30, 2015	$13.07	$13.18
December 31, 2015	$13.09	$13.20
Purchases and redemptions of shares of our common stock are made in accordance with our policies as set forth in our prospectus. Our NAV per share is posted daily on our website at www.rreefpropertytrust.com and is made available on our toll-free, automated telephone line at (855) 285-0508.

Please refer to “Net Asset Value Calculation and Valuation Guidelines” in our prospectus for important information about how our NAV is determined. Our NAV per share, which is updated at the end of each business day, along with our prospectus, as supplemented, are available on our website.
Distribution Declaration
Our board of directors authorized and declared daily cash distributions of $0.00179534 per share for the period commencing on January 1, 2016 and ending on March 31, 2016 for each outstanding share of Class A and Class B common stock (before adjustment for any class-specific expenses). The distributions will be distributed and paid monthly in arrears.
Updates to the Prospectus

The following information should be read in conjunction with, and updates and supplements as appropriate, the disclosures contained in our prospectus regarding the third amended expense support agreement between our advisor and us, particularly the disclosures contained in the “Prospectus Summary,” “Risk Factors,” “Management,” “Compensation” and “Net Asset Value Calculation and Valuation Guidelines” sections of our prospectus.

As of December 31, 2015, aggregate expense payments made by our advisor on our behalf pursuant to the third amended expense support agreement reached the expense payment limit of $9,200,000. As a result, pursuant to the terms of the third amended expense support agreement, we will begin making quarterly reimbursement payments to our advisor in the first quarter of 2016. Such reimbursement payments will be reflected in the calculation of our NAV for all share classes on a daily basis throughout the quarter of payment.